                                                                    EXHIBIT 99.1

                            INCORPORATED PORTIONS OF
                     ITEMS AS EXPECTED TO BE INCLUDED IN THE
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                             AND PROXY STATEMENT OF
                        TELEPHONE AND DATA SYSTEMS, INC.


                              ELECTION OF DIRECTORS

          The Company's Board of Directors is divided into three classes. Each year, one class is elected to serve for three years. At the Annual Meeting of Shareholders in 1994, three Class I directors will be elected for a term of three years or until their successors are elected and qualified. The nominees for election as Class I directors are identified in the tables below. The Company has no knowledge that any of the nominees will refuse or be unable to serve, but if any of the nominees becomes unavailable for election, the holders of the proxies reserve the right to substitute another person of their choice as nominee when voting at the Annual Meeting.

NOMINEES

                    CLASS I DIRECTORS-TERMS TO EXPIRE IN 1997

          The following persons, if elected at the Annual Meeting of Shareholders in 1994, will serve as Class I directors for three years or until their successors are elected and qualified:


                       NOMINEE FOR ELECTION BY HOLDERS OF
                  COMMON SHARES AND HOLDERS OF PREFERRED SHARES
                          (SERIES A, B, D, G, H AND N)

                              Position with TDS                       Served as
    Name                 Age  and Principal Occupation                Director since
    ----                 ---  ------------------------                --------------
Donald R. Brown          63   Director of the Company and                 1979
                                Senior Vice President -
                                Southeast Region of TDS
                                Telecommunications Corporation

                 NOMINEES FOR ELECTION BY HOLDERS OF SERIES A
                COMMON SHARES AND HOLDERS OF PREFERRED SHARES
            (SERIES O, S, U, V, W, X, BB, DD, EE, GG, HH, II, JJ,
                      KK, LL, MM, NN, OO, PP, QQ AND RR)


                              Position with TDS                       Served as
  Name                   Age  and Principal Occupation                Director since
  ----                   ---  ------------------------                --------------
Robert J. Collins        58   Director of the Company and                 1974
                                Vice President - Northeast
                                Region of TDS Telecommunications
                                Corporation


Rudolph E. Hornacek      66   Vice President-Engineering and              1968
                                Director of the Company


          Donald R. Brown was a Vice President of the Company between 1974 and 1990, and was the Wisconsin Region Manager between 1979 and 1992. Robert J. Collins was a Vice President of the Company between 1971 and 1990, and between 1974 and 1990 was the Northeast Region Manager. In 1990, Messrs. Brown and Collins resigned as Vice Presidents of the Company and were appointed as Vice Presidents of TDS Telecommunications Corporation ("TDS Telecom"), a subsidiary of the Company which operates local telephone companies. In 1992, Mr. Brown was appointed Senior Vice President - Southeast Region.

          Rudolph E. Hornacek has been Vice President-Engineering of the Company for more than five years.

          All of the nominees are current Class I directors. Mr. Brown was elected by the holders of Common Shares and holders of Preferred Shares issued before October 31, 1981. Messrs. Collins and Hornacek were elected by the holders of Series A Common Shares and the holders of Preferred Shares issued after October 31, 1981.

          THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES.

OTHER DIRECTORS

                     CLASS II DIRECTORS-TERMS EXPIRE IN 1995

          The following persons were elected at the Annual Meeting of Shareholders on May 15, 1992, to serve as Class II directors for three years or until their successors are elected and qualified:

                              Position with TDS                       Served as
    Name                 Age  and Principal Occupation                Director since
    ----                 ---  ------------------------                --------------

James Barr III           54   Director of the Company and                 1990
                                President of TDS Telecommunications
                                Corporation

LeRoy T. Carlson, Jr.    47   President and Director of the               1968
                                Company (chief executive officer)

Donald C. Nebergall      65   Director and Consultant to the Company      1977
                                and other companies

Murray L. Swanson        52   Executive Vice President-Finance and        1983
                                Director of the Company
                                (chief financial officer)


          James Barr III was appointed President and chief executive officer of TDS Telecom in 1990. Prior to that, Mr. Barr served as a Sales Vice President for American Telephone and Telegraph Company from 1985 through 1989. Mr. Barr is also a director of American Paging, Inc. (AMEX Symbol "APP"), a subsidiary of the company which provides radio paging services.

          LeRoy T. Carlson, Jr., has been the President and chief executive officer for more than five years. Mr. Carlson is also Chairman and a director of APP and United States Cellular Corporation (AMEX symbol "USM"), a subsidiary of the Company which operates and invests in cellular telephone companies and properties. Mr. Carlson is the son of LeRoy T. Carlson and the brother of Walter C.D. Carlson.

          Donald C. Nebergall served as the Vice President of The Chapman Company, a registered investment advisory company located in Cedar Rapids, Iowa, from 1986 to 1988. Prior to that, he was the Chairman of Brenton Bank & Trust Company, Cedar Rapids, Iowa, from 1982 to 1986, and was its President from 1972 to 1982. He has been a consultant to the Company and other companies since 1988.


          Murray L. Swanson has been Executive Vice President-Finance and chief financial officer for more than five years. Mr. Swanson is also a director of USM and APP.

          Mr. Barr was elected by the holders of Common Shares and Preferred Shares issued before October 31, 1981. Messrs. Carlson, Nebergall and Swanson were elected by the holders of Series A Common Shares and Preferred Shares issued after October 31, 1981.

                    CLASS III DIRECTORS-TERMS EXPIRE IN 1996

          The following persons, were elected at the Annual Meeting of Shareholders on May 14, 1993, to serve as Class III directors for three years or until their successors are elected and qualified:

                              Position with TDS                       Served as
    Name                 Age  and Principal Occupation                Director since
    ----                 ---  ------------------------                --------------

Lester O. Johnson        81   Director of the Company,                    1968
                                Architect in private practice

LeRoy T. Carlson         77   Chairman and Director of the Company        1968

Walter C.D. Carlson      40   Director of the Company,                    1981
                                Partner, Sidley & Austin,
                                Chicago, Illinois

Herbert S. Wander        59   Director of the Company,                    1968
                                Partner, Katten, Muchin & Zavis,
                                Chicago, Illinois

          All of the Class III Directors have had the principal occupations indicated for more than five years. LeRoy T. Carlson is the father of Walter C.D. Carlson and LeRoy T. Carlson, Jr. Messrs. LeRoy T. Carlson and Walter C.D. Carlson are also directors of USM.

          Mr. Johnson was elected by the holders of Common Shares and the holders of Preferred Shares issued before October 31, 1981. Messrs. L. Carlson,
W. Carlson and Wander were elected by the holders of Series A Common Shares and holders of Preferred Shares issued after October 31, 1981.


COMMITTEES AND MEETINGS

          The Board of Directors of the Company held six meetings during 1993. All of the directors attended at least 75% of the meetings of the Board of Directors.

          The Board of Directors does not have formal nominating or compensation committees.

          The Audit Committee of the Board of Directors, among other things, determines audit policies, reviews external and internal audit reports and reviews recommendations made by the Company's internal auditing staff and independent public accountants. The members of the Audit Committee are: Donald
C. Nebergall (Chairman), Walter C.D. Carlson, Lester O. Johnson and Herbert S. Wander. The committee met three times during 1993. All committee members attended at least 75% of the meetings of the Audit Committee.


                               EXECUTIVE OFFICERS

          In addition to the executive officers identified in the tables regarding the election of directors, set forth below is a table identifying current officers of the Company and its subsidiaries who may be deemed to be executive officers of the Company for disclosure purposes under the rules of the Securities and Exchange Commission.


Name                               Age            Position
- ----                               ---            --------

H. Donald Nelson . . . . . . . .   60  President of United States Cellular
                                       Corporation
John R. Schaaf . . . . . . . . .   48  President of American Paging, Inc.
George L. Dienes . . . . . . . .   63  Vice President - Corporate Development
C. Theodore Herbert. . . . . . .   58  Vice President - Human Resources
Ronald D. Webster. . . . . . . .   44  Vice President and Treasurer
Gregory J. Wilkinson . . . . . .   43  Vice President and Controller
Michael G. Hron. . . . . . . . .   49  Secretary

          H. Donald Nelson is a director of and has served as the President and chief executive officer of USM for more than five years.

          John R. Schaaf was appointed President of APP in 1991. Prior to that, Mr. Schaaf was Vice President-Operations of APP for more than five years.

          George L. Dienes has been Vice President - Corporate Development for more than five years.

          C. Theodore Herbert has been Vice President - Human Resources of the Company for more than five years.

          Ronald D. Webster was appointed a Vice President of the Company in 1993. He has been the Treasurer of the Company for more than five years.

          Gregory J. Wilkinson was appointed a Vice President of the Company in 1993. He has been the Controller of the Company for more than five years.

          Michael G. Hron has been the Secretary of the Company for more than five years. He has been a partner at the law firm of Sidley & Austin since 1989. Prior to that time he was a member of the law firm of Pope, Ballard, Shepard & Fowle, Ltd. for more than five years.

          All of TDS's executive officers devote substantially all of their time to the Company or its subsidiaries, except for Michael G. Hron who is a practicing attorney.

                             EXECUTIVE COMPENSATION

          The following table summarizes the compensation paid by TDS during 1993 to the chief executive officer of TDS and the four most highly compensated executive officers of the Company and its subsidiaries.

                           SUMMARY COMPENSATION TABLE

                                           Annual Compensation(1)                      Long Term Compensation Awards
                                          ------------------------      --------------------------------------------------------
                                                                           Securities Underlying          All Other
Name and Principal Position        Year     Salary(2)     Bonus(3)         Options/SARs(4)             Compensation(5)
- ---------------------------        ----     ---------     --------         ---------------             ---------------
LeRoy T. Carlson                   1993      $265,000      $45,000                  --                     $23,875
Chairman                           1992      $245,000      $60,000                  --                     $28,218
                                   1991      $225,000      $50,000                  --                     N/A

LeRoy T. Carlson, Jr.              1993      $316,000      $56,250                  --                     $15,461
President                          1992      $290,000      $75,000                  --                     $12,072
(chief executive officer)          1991      $265,000      $60,000                  --                     N/A

Murray L. Swanson                  1993      $207,000      $42,750                  --                     $28,553
Executive Vice President-Finance   1992      $207,000      $45,600                  --                     $21,967
(chief financial officer)          1991      $191,000      $57,000                  --                     N/A

James Barr III (6)                 1993      $227,500      $42,656                  --                     $24,704
President of TDS                   1992      $202,500      $55,200                  --                     $17,804
Telecommunications Corporation     1991      $180,000      $49,500                  --                     N/A

H. Donald Nelson (7)               1993      $206,375      $35,360                  600                    $4,714
President of United States         1992      $191,375      $62,500                  600                    $3,072
Cellular Corporation               1991      $176,167      $58,000                7,624                     N/A

(1) Does not include the discount amount under any dividend reinvestment plan or any employee stock purchase plan since such plans are generally available to all eligible shareholders or salaried employees, respectively.  Does not include the value of any perquisites, which are less than $50,000 and less than 10% of the aggregate of the salary and bonus for each named executive officer.

(2) Represents the dollar value of base salary (cash and non-cash) earned by the named executive officer during the fiscal year identified, except for Murray L. Swanson, whose 1993 annual salary has not yet been determined.  When it is determined, it will be retroactive to the beginning of 1993.

(3) Represents the dollar value of bonus (cash and non-cash) earned by the named executive officer for 1992 and 1991.  The bonuses for 1993 have not yet been determined.  However, an advance payment was authorized to all named executive officers of up to 75%
    of the actual bonus for 1992 (or the actual bonus for 1991 in the case of Murray L. Swanson, since his 1992 actual bonus had not yet been finally determined).  See "Executive Officer Compensation Report."

(4) Represents the number of TDS Common Shares subject to stock options ("Options") and/or stock appreciation rights ("SARs")
    awarded during the fiscal year identified, except for H. Donald Nelson, in which case the amount represents the number of USM shares subject to Options and/or SARs awarded during the fiscal year identified.  Unless otherwise indicated by footnote, the awards represent Options without tandem SARs.

(5) Pursuant to transition rules, only 1993 and 1992 amounts are reported in this column.  Includes contributions by the Company for the benefit of the named executive officer under the Employees' Pension Trust ("EPT"), including earnings accrued under a related supplemental benefit agreement, the TDS Tax-Deferred Savings Plan ("TDSP"), the dollar value of any insurance premiums paid during the covered fiscal year with respect to term life insurance for the benefit of the named executive ("Life
    Insurance"), and all other compensation, as indicated below:



            LeRoy T. Carlson   LeRoy T. Carlson, Jr.    Murray L. Swanson    James Barr III    H. Donald Nelson
EPT             $  8,071           $  13,320               $  24,535          $   22,577           $     --
TDSP                 532                 977                     899                 600              1,542
Life Insurance    15,272               1,164                   3,119               1,527              3,172
                --------           ---------               ---------          ----------           --------
                $ 23,875           $  15,461               $  28,553          $   24,704           $  4,714
                --------           ---------               ---------          ----------           --------
                --------           ---------               ---------          ----------           --------


(6) The Summary Compensation Table does not include the reimbursement of moving expenses incurred by James Barr III, at the request of the Company, in the amount of $30,290 in 1991.

(7) All of Mr. Nelson's compensation is paid by USM and is approved by the Chairman of the Board of Directors of USM.

     GENERAL INFORMATION REGARDING OPTIONS AND SARS

          The following tables show, as to the executive officers who are named in the Summary Compensation Table, information regarding Options and/or SARs. The number of shares subject to the Options and/or SARs and the exercise prices have been adjusted for stock splits in 1988.

                      INDIVIDUAL OPTION/SAR GRANTS IN 1993


                                                                                                            Potential
                                                                                                      Realizable Value at
                          Number of                                                                   Assumed Annual Rates
                         Securities                                                                      of Stock Price
                         Underlying   % of Total                                                       Appreciation for
                          Options/    Options/SARs                                                       Option Term(5)
                           SARs       Granted to         Exercise       Market     Expiration     ------------------------
    Name                Granted(1)    Employees(2)       Price(3)       Price(4)      Date           0%       5%       10%
    ----                ----------    ------------       --------       --------   -----------    -------  -------  -------
H. Donald Nelson......    600            9.3%             $15.67         $21.25      11/1/97      $ 3,350  $ 6,675  $10,650

- ------------

     (1) Represents number of USM shares underlying Options/SARs which were awarded for H. Donald Nelson during the fiscal year. No Options or SARs were awarded in 1993 to any of the other executive officers named in the Summary Compensation Table. On February 1, 1991, H. Donald Nelson received an award of Options for USM shares which could vary, based on performance, between 80% and 120% of the targeted amount of 9,000 shares. Therefore, options for 7,200 shares or 80% of the targeted amount were deemed to be awarded on the grant date. The minimum amount scheduled to become exercisable is 1,200 USM shares in each year on February 1, 1992 through February 1, 1997. Each year during such period an additional number of USM shares, up to an additional 600 shares, may be awarded based on performance for the prior year. The amount over 1,200 shares per year which is awarded based on performance is shown above as a grant in that year. Since the maximum of options for 1,800 shares was awarded in 1993, 600 shares are shown as a grant in that year.

     (2) Represents the percent of total USM shares underlying Options/SARS awarded to all USM employees during the fiscal year.

     (3) Represents the exercise price of the Options which is equal to the average market price of Common Shares for the 20 consecutive trading days ending on the grant date of February 1, 1991.

     (4) Represents the fair market value of USM Common Shares on the award date, based on the closing price on the American Stock Exchange.

     (5) Represents the potential realizable value of each grant of Options, assuming that the market price of USM Common Shares appreciates in value from the award date to the end of the Option term at the indicated annualized rates.


 AGGREGATED OPTION/SAR EXERCISES IN 1993, AND DECEMBER 31, 1993 OPTION/SAR VALUE



                                                   1993                              As of December 31, 1993
                                     ----------------------------     ------------------------------------------------------------
                                                                      NUMBER OF SECURITIES UNDERLYING   VALUE OF UNEXERCISED IN-
                                                                        UNEXERCISED OPTIONS/SARS (3)    THE-MONEY OPTIONS/SARS(4)
                                     SHARES ACQUIRED      VALUE      -------------------------------  ---------------------------
     NAME                             ON EXERCISE(1)    REALIZED(2)     EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
     ----                            ---------------    -----------   -------------   -------------    -----------   -------------
LeRoy T. Carlson         Options          13,500(5)        $310,703             -0-            -0-           $-0-             $-0-
LeRoy T. Carlson, Jr.    Options          38,250(6)      $1,337,730          25,500         63,750       $939,101       $2,347,753
Murray L. Swanson        Options           3,375(7)        $107,587             -0-         13,500           $-0-         $582,221
James Barr III           Options                --               --           6,000         14,000        $68,625         $160,125
H. Donald Nelson         Options                --               --           3,424          5,400        $64,688         $102,020
                            SARs                --               --          12,000         24,000        234,750          469,500
                                                                             ------         ------    -----------      -----------
Total for H. Donald Nelson                      --               --          15,424         29,400    $   299,438      $   571,520
                                                                             ------         ------    -----------      -----------
                                                                             ------         ------    -----------      -----------

(1) Represents the number of TDS Common Shares received upon exercise or, if no shares were received, the number of TDS Common Shares with respect to which the Options or SARs were exercised, except for H. Donald Nelson, in which case the information is presented with respect to USM shares.


(2) Represents the aggregate dollar value realized upon exercise, based on the difference between the exercise price and the average of the high and low price of the shares on the date of exercise as reported in the American Stock Exchange ("AMEX") Composite Transactions by THE WALL STREET JOURNAL.

(3) Represents number of TDS Common Shares subject to Options and/or SARs, except for H. Donald Nelson, in which case the information is presented with respect to USM shares.

(4) Represents the aggregate dollar value of in-the-money, unexercised Options and SARs held at the end of the fiscal year, based on the difference between the exercise price and $51.4375, the average of the high and low price of TDS Common Shares or, with respect to H. Donald Nelson, $34.5625, the average of the high and low price of USM Common Shares, on December 31, 1993, as reported in the AMEX Composite Transactions by THE WALL STREET JOURNAL.

(5) Options for a total of 13,500 Common Shares were exercised. A total of 5,387 Common Shares received upon exercise were used to pay the exercise price and 2,801 Common Shares were used to pay withholding taxes.

(6) Options for a total of 38,250 Common Shares were exercised. A total of 11,727 Common Shares received upon exercise were used to pay the exercise price and 9,040 Common Shares were used to pay withholding taxes.

(7) Options for a total of 3,375 Common Shares were exercised. A total of 724 Common Shares received upon exercise were used to pay the exercise price and 651 Common Shares were used to pay withholding taxes.

          SUPPLEMENTAL BENEFIT AGREEMENTS

               The Telephone and Data Systems, Inc. Employees' Pension Trust (the "Pension Plan") is a defined contribution plan designed to provide retirement benefits for eligible employees of the Company and certain of its affiliates which adopt the Pension Plan. Annual employer contributions based upon actuarial assumptions are made under a formula designed to fund a target pension benefit for each participant commencing generally upon the participant's attainment of retirement age. The amounts of the annual contributions are included above in the Summary Compensation Table under "All Other Compensation."

               In 1980, TDS entered into a nonqualified supplemental benefit agreement with LeRoy T. Carlson which, as amended, requires TDS to pay a supplemental retirement benefit to Mr. Carlson, in the amount of $47,567 plus interest at a rate equal to 1/4% under the prime rate for the period from May 15, 1981 (the date of Mr. Carlson's 65th birthday) to May 31, 1991, in five annual installments beginning June 1, 2001, plus interest at 9 1/2% compounded semi-annually from June 1, 1991. The agreement was entered into because certain amendments made to the Pension Plan in 1974 had the effect of reducing the amount of retirement benefits which Mr. Carlson would receive under the Pension Plan. The payments to be made under the agreement, together with the retirement benefits under the Pension Plan, were designed to permit Mr. Carlson to receive approximately the same retirement benefits he would have received if the Pension Plan had not been amended. All of the interest accrued under this agreement is included above in the Summary Compensation Table under "All Other Compensation" and identified in footnote 5 thereto as contributions under the Employees' Pension Trust (EPT).

               In 1988, USM entered into a nonqualified supplemental benefit agreement with H. Donald Nelson which requires USM to pay a supplemental retirement benefit to Mr. Nelson. The agreement was entered into because Mr. Nelson's employment with TDS was terminated upon the completion of the initial public offering of USM Common Shares in May 1988 and, as a result, he was no longer eligible to participate in the Pension Plan. Under the supplemental benefit agreement, USM is obligated to pay Mr. Nelson an amount equal to the difference between the retirement benefit he will receive from the Pension Plan and that which he would have received had he continued to work for TDS. USM will pay any such benefit at the same time as Mr. Nelson receives payments from the Pension Plan. At the time of Mr. Nelson's withdrawal from the TDS Pension Plan, he had 5 years of credited service. If he had continued as an active participant, he would have received credit for 16 years of service upon retirement at age 65. If Mr. Nelson had continued to be employed by TDS, and had remained employed through age 65, he would have been eligible to receive an estimated annual benefit upon retirement of approximately $50,000 under the TDS Pension Plan. Currently, Mr. Nelson's annual benefit under the TDS Pension Plan is expected to be approximately $15,000. Accordingly, Mr. Nelson is expected to receive an estimated annual benefit of approximately $35,000 under the supplemental benefit agreement. Such estimates are based on Mr. Nelson's base salary, which is included in the cash compensation table above, and calculations of certain projections to age 65. The actual benefits payable to Mr. Nelson upon retirement will be based upon the facts that exist at the time and will be determined actuarially pursuant to the TDS Pension Plan. Since the nature of this agreement is a defined benefit arrangement, no amounts related thereto are included above in the Summary Compensation Table.

     SALARY CONTINUATION AGREEMENT

               The Company has entered into an agreement with LeRoy T. Carlson whereby it will employ Mr. Carlson until he elects to retire. Mr. Carlson is to be paid at least $60,000 per annum until his retirement. The agreement also provides that upon his retirement, Mr. Carlson will be retained by the Company as a part-time consultant (for not more than 60 hours in any month) until his death or disability. Upon his retirement, Mr. Carlson will receive $75,000 per annum as a consultant, plus increments beginning in 1985 equal to the greater of three percent of his consulting fee or two-thirds of the percentage increase in the consumer price index for the Chicago metropolitan area. If Mr. Carlson becomes disabled before retiring, the Company can elect to discontinue his employment and retain him in accordance with the consulting arrangement described above. Upon Mr. Carlson's death (unless his death follows his voluntary termination of his employment or the consulting arrangement), his widow will receive until her death an amount equal to that which Mr. Carlson would have received as a consultant. The Company may terminate payments under the agreement if Mr. Carlson becomes the owner of more than 21% of the stock, or becomes an officer, director, employee or paid agent of any competitor of the Company within the continental United States. No amounts were accrued or payable under this agreement in 1993, 1992 or 1991, and no amounts related thereto are included above in the Summary Compensation Table.

     COMPENSATION OF DIRECTORS

          In 1993, each of Walter C.D. Carlson, Lester O. Johnson, Donald C. Nebergall and Herbert S. Wander earned $18,000 as director's fees and $1,500 for services on the audit committee, and Lester O. Johnson was reimbursed $959 for expenses incurred in attending meetings. In addition to the life insurance reported for the named executive officers reported in the Summary Compensation Table above, the Company paid directors' life insurance premiums in 1993 on behalf of each of the following directors in the indicated amounts: Donald R. Brown ($1,888); Walter C.D. Carlson ($159); Robert J. Collins ($483); Rudolph E. Hornacek ($2,198); Lester O. Johnson ($10,640); Donald C. Nebergall ($869); and Herbert S. Wander ($801). Donald C. Nebergall also received $149,323 in reimbursement of certain expenses and for consulting services provided to the Company in 1993.

     DIRECTOR INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

          LeRoy T. Carlson, Chairman of TDS, and LeRoy T. Carlson, Jr., President (chief executive officer) of TDS, are members of the Board of Directors of TDS and of USM, and LeRoy T. Carlson, Jr., is a member of the Board of Directors of APP. LeRoy T. Carlson, Jr., Chairman of USM and APP, makes the executive officer compensation decisions for USM and APP. LeRoy
     T. Carlson and LeRoy T. Carlson, Jr. also serve as directors and officers of numerous direct or indirect subsidiaries of the Company and USM.

     ISSUANCE OF TDS SHARES ON BEHALF OF USM.

          The Company issues TDS securities in connection with the acquisition of cellular interests on behalf of USM. At the time such acquisitions are closed, the acquired cellular interests are generally transferred to USM, which reimburses TDS by issuing USM securities to TDS or by increasing the balance due to TDS under a revolving credit agreement between TDS and USM (the "Revolving Credit Agreement"). The fair market value of the USM securities issued to TDS in connection with these transactions is calculated in the same manner and over the same time period as the fair market value of the TDS securities issued to the sellers in such acquisitions. During 1993, USM issued 5.5 million USM Common Shares to TDS and became indebted to TDS for an additional $101.5 million under the Revolving Credit Agreement, to reimburse TDS for 6.1 million TDS Common Shares issued in such transactions.

          In addition to the shares described in the preceding paragraph, additional securities of TDS and USM were authorized for issuance in connection with acquisitions of cellular interests that were pending at December 31, 1993. In connection with these acquisitions, TDS expects to issue in 1994 or later years approximately 2.4 million TDS Common Shares, for which USM will reimburse TDS by issuing approximately 3.7 million USM Common Shares and increasing the amount of debt under the Revolving Credit Agreement in an amount estimated to be approximately $400,000.

     OTHER RELATIONSHIPS AND RELATED TRANSACTIONS.

          Walter C.D. Carlson, a director of the Company, and Michael G. Hron, Secretary of the Company, are partners of Sidley & Austin, the principal law firm of the Company.


                        SECURITY OWNERSHIP OF MANAGEMENT

          The following table sets forth, at March 7, 1994, the number of Common Shares and Series A Common Shares beneficially owned, and the percentage of the outstanding shares of each such class so owned by each director and nominee for director of the Company, and by all directors and executive officers as a group.


       Name of                                                                                                Percent
Individual or Number of                                       Amount and Nature of         Percent           of Voting
   Persons in Group                  Title of Class          Beneficial Ownership(1)      of Class             Power
- -----------------------              --------------          -----------------------      ---------         ----------
LeRoy T. Carlson, Jr.,
  Walter C.D. Carlson,
  Letitia G. Carlson,
  Donald C. Nebergall and
  Melanie J. Heald(2)                Series A Common Shares         6,238,555               90.7%              54.3%

LeRoy T. Carlson, Jr.,
  C. Theodore Herbert,
  Ronald D. Webster and
  Michael G. Hron(3)                 Common Shares                        945                *                   *
                                     Series A Common Shares           146,576                2.1%                1.3%

LeRoy T. Carlson, Jr.,
  C. Theodore Herbert,
  Ronald D. Webster and
  Michael G. Hron(4)                 Common Shares                     22,252                *                   *

LeRoy T. Carlson(5)                  Common Shares                     38,610                *                   *
                                     Series A Common Shares            50,398                *                   *

LeRoy T. Carlson, Jr.(6)(12)         Common Shares                     42,332                *                   *


Murray L. Swanson(7)(12)             Common Shares                     23,293                *                   *
                                     Series A Common Shares             2,427                *                   *

James Barr III(12)                   Common Shares                      9,645                *                   *

H. Donald Nelson(7)                  Common Shares                      4,888                *                   *
                                     Series A Common Shares             5,101                *                   *



Rudolph E. Hornacek(8)               Common Shares                     12,156                *                   *
                                     Series A Common Shares             2,348                *                   *
Lester O. Johnson(9)                 Common Shares                      2,391                *                   *
                                     Series A Common Shares            90,262               1.3                  *

Donald C. Nebergall(10)              Common Shares                      7,684                *                   *

Walter C.D. Carlson(11)              Common Shares                         66                *                   *

Donald R. Brown(12)                  Common Shares                     15,061                *                   *
                                     Series A Common Shares             4,551                *                   *

Robert J. Collins(12)                Common Shares                      6,619                *                   *
                                     Series A Common Shares               498                *                   *

Other executive officers             Common Shares                     80,531                *                   *
(6 persons)(12)                      Series A Common Shares               702                *                   *

All directors and executive officers Common Shares                    266,473                *                    *
  as a group (18 persons)(12)        Series A Common Shares         6,541,418              95.1%                  56.9%

________________
*  Less than 1%.

1. The nature of beneficial ownership for shares in this column is sole voting and investment power, except as otherwise set forth in these footnotes.

2. The shares listed are held by the persons named as trustees under a voting trust which expires June 30, 2009, created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the voting trust, the trustees hold and vote the Series A Common Shares held in the trust. If the voting trust were terminated, the following persons would each be deemed to own beneficially more than 5% of the outstanding Series A Common Shares: Margaret D. Carlson (wife of LeRoy T. Carlson), LeRoy T. Carlson, Jr., Walter C.D. Carlson, Prudence E. Carlson, Letitia G. Carlson (children of LeRoy T. Carlson and Margaret D. Carlson) and Donald C. Nebergall, as trustee under certain trusts for the benefit of the heirs of LeRoy T. and Margaret D. Carlson and an educational institution. In addition, Margaret D. Carlson owns 50,398 Series A Common Shares directly and Prudence E. Carlson owns 194,148 Series A Common Shares directly.

3. Voting and investment control is shared by the persons named as trustees of the Telephone and Data Systems, Inc. Employees' Pension Trust I.

4.   Voting and investment control is shared by the persons named as trustees of
     the Telephone and Data Systems, Inc. Tax-Deferred Savings Trust.   Does not
     include 165,245 shares as to which the voting and investment power is passed through to plan participants.

5. Does not include 278,647 Series A Common Shares (4.0% of class) held for the benefit of LeRoy T. Carlson in the voting trust described in footnote
     (2). Beneficial ownership is disclaimed as to 635,767 Series A Common Shares held for the benefit of his wife in such voting trust and as to 50,398 Series A Common Shares shown in the table which are held directly by his wife (an aggregate of 10.0% of class).

6. Does not include 1,064,593 Series A Common Shares (15.5% of class) held in the voting trust described in footnote (2), of which 1,038,214 shares are held for the benefit of LeRoy T. Carlson, Jr. Beneficial ownership is disclaimed with respect to an aggregate of 26,379 Series A Common Shares held for the benefit of his wife, his children and others in such voting trust.

7.   Includes shares held by and/or in joint tenancy with spouse or children.

8.   Includes 675 Series A Common Shares held as custodian for his children.

                                      -10-


9. Does not include 244,622 Series A Common Shares (3.6% of class) held for the benefit of Lester O. Johnson and his wife in the voting trust described in footnote (2).

10. Includes 7,379 Common Shares held as trustee under a trust for the benefit of an educational institution and the heirs of LeRoy T. and Margaret D.
     Carlson. Does not include 998,805 Series A Common Shares (14.5% of class) held as trustee under trusts for the benefit of the heirs of LeRoy T. and Margaret D. Carlson and an educational institution, or 30 Series A Common
     Shares held for the benefit of Donald C. Nebergall, which are included in the voting trust described in footnote (2).

11. Does not include 1,064,430 Series A Common Shares (15.5% of class) held in the voting trust described in footnote (2), of which 1,039,774 shares are held for the benefit of Walter C.D. Carlson. Beneficial ownership is disclaimed with respect to an aggregate of 24,656 Series A Common Shares held for the benefit of his wife and children in such voting trust.

12. Includes the following number of Common Shares that may be purchased pursuant to stock options and/or stock appreciation rights which are currently exercisable or exercisable within 60 days: Mr. Swanson, 3,375 shares; Mr. LeRoy T. Carlson, Jr., 38,250 shares; Mr. Barr, 8,000 shares;
     Mr. Hornacek, 8,000 shares; Mr. Brown, 7,827 shares; Mr. Collins, 1,310 shares; and all other executive officers, 48,287 shares.

                             PRINCIPAL SHAREHOLDERS

          In addition to persons listed in the preceding table and the footnotes thereto, the following table sets forth, as of March 7, 1994, information regarding each person who beneficially owns more than 5% of any class of voting securities of TDS. The nature of beneficial ownership in this table is sole voting and investment power except as otherwise set forth in footnotes thereto.



                                                               Shares of             Percent         Percent
       Shareholder's                                           TDS Class             of TDS         of Voting
    Name and Address                    Title of Class           Owned                Class            Power
    ----------------                    --------------         ---------             --------       ---------
Eagle Asset Management Inc.           Common Shares            3,255,980(1)            7.1%             2.8%
880 Carillon Parkway
St. Petersburg, Florida  33733

Putnam Investments, Inc., ET AL.      Common Shares            2,478,405(2)            5.4%             2.2%
One Post Office Square
Boston, Massachusetts  02109

Goldman Sachs & Co.                   Preferred Shares            50,860              11.7%             *
85 Broad Street
New York, New York  10004

Roland G. and Bette B. Nehring        Preferred Shares            23,030               5.3%             *
5253 North Dromedary Road
Phoenix, Arizona  85018

Regional Operations Group Inc.        Preferred Shares            24,297               5.6%             *
312 South 3rd Street
Minneapolis, Minnesota  55440

_______________________
* Less than 1%.

(1) Based on the most recent Schedule 13G (Amendment No. 3) filed with the Securities and Exchange Commission ("SEC"). In such Schedule 13G filing, Eagle Asset Management, Inc. has reported sole investment power and sole voting power with respect to all such shares.


(2)  Based on a Schedule 13G filed with the SEC.  The Schedule 13G reports that
     Putnam Investments, Inc. and The Putnam Advisory Company, Inc. share voting power with respect to 241,257 Common Shares, that Putnam Investments, Inc.
     and Putnam Investment Management, Inc. share dispositive power with respect to 2,128,285 Common Shares, and that Putnam Investments, Inc. and The
     Putnam Advisory Company, Inc. share dispositive power with respect to 350,120 Common Shares. The Schedule 13G reports that Marsh & McLennon
     Companies, Inc. is the direct or indirect parent corporation of each of such entities.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          See "Executive Compensation - Director Interlocks and Insider Participation in Compensation Decisions."

                                      -12-